UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Section 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Dated:  June 19, 2012

Commission File Number: 001-13184

TECK RESOURCES LIMITED
(Exact name of registrant as specified in its charter)

Suite 3300 – 550 Burrard Street, Vancouver, British Columbia  V6C 0B3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____                        Form 40-F    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Teck Resources Limited (Registrant)

Date: June 19, 2012	By:	/s/ Karen L. Dunfee
Karen L. Dunfee
Corporate Secretary

For Immediate Release	Date: June 19, 2012
12-25-TR

Teck Announces Subscription to Horizonte Minerals Share Placement

Vancouver, B.C. – Teck Resources Limited (TSX: TCK.A, TCK.B, NYSE: TCK) (“Teck”) announced today that it has subscribed for and acquired an additional 27,293,747 ordinary shares of Horizonte Minerals plc (TSX: HZM, AIM: HZM) (“Horizonte”), at a cost of 7.25 pence per ordinary share, as part of a broader private placement of 71,986,190 new ordinary shares conducted by Horizonte. Following the acquisition of the ordinary shares, Teck currently holds 150,573,987 ordinary shares, representing approximately 41.8% of the outstanding ordinary shares of Horizonte. Teck’s cost for the subscription was approximately CAD$3.2 million.

Horizonte is a mining exploration and development company whose projects include the Araguaia nickel project in Brazil.

The subscription was made for investment purposes. Teck may otherwise determine to increase or decrease its investment in Horizonte depending on market conditions and any other relevant factor. This release is required to be issued under the early warning requirement of the Ontario Securities Act and National Instrument 62-103.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B and the New York Stock Exchange under the symbol TCK.

Media Contact:
Marcia Smith
SVP, Sustainability & External Affairs
Tel.: 604.699.4616
E-mail: marcia.smith@teck.com

Investor Contact:
Greg Waller
VP, Investor Relations & Strategic Analysis
Tel.: 604.699.4014
E-mail: greg.waller@teck.com